FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X    Form 40-F
                                       ---            ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes           No     X
                                       ---            ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes           No     X
                                       ---            ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  Yes           No     X
                                       ---            ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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Endesa and Its Subsidiaries Generated 161,825 GWh of Electricity in
2002

    NEW YORK--(BUSINESS WIRE)--Feb. 13, 2003--Endesa (NYSE:ELE):

    -- In Spain, Endesa's electricity production amounted to 89,417 GWh in 2002, 3.2% higher than in the previous year.

    -- In the rest of Europe, total electricity produced in 2002 reached 29,711 GWh, of which 59% corresponded to Endesa
        Italia.

    -- Endesa's power plants in Latin America generated 42,455 GWh, a decrease of 3.3% vs. 2001. This lower production is due to the situation in Argentina: the drop in the electricity exports to Brazil since February, gas restrictions and a lower demand. Disregarding these, output in the rest of countries increased by 3.9%.

    Endesa (NYSE:ELE) carries out its electricity business in Spain, Latin America and some areas of the European Mediterranean countries.
    The electricity generated in the countries where Endesa and its affiliates operate reached a total volume of 161,825 GWh in 2002.
    In Spain, total generation was 89,417 GWh, a 3.2% rise against 2001 in homogeneous terms, that is, without taking into account the output from the power plants sold to Enel Viesgo.
    During 2002, Endesa kept its leadership position in the Spanish electricity generation market. The market share in the mainland generation market, including the purchases from the Special Regime and the imports, was 42% vs. 41.1% the previous year.
    The commisioning of the two new CCGTs of San Roque and Besos (1,732 GWh) together with the higher utilization of the fuel-gas power plants than in 2001 (17%), offset the low hydro generation in 2002, -28% vis-a-vis 2001, compared with the rest of the sector that experienced a decrease of 44%.
    It is worth noting that the new CCGTs have shown a very satisfactory performance, with an availability rate over 85%, far better than what could be expected for these plants in the first months of operation.
    Endesa's net generation in the mainland amounted to 78,161 GWh, a 3.1% increase over last year and against a 1% decrease for the rest of the sector.
    In the Canary and Balearic Islands and in the extrapeninsular cities of Ceuta and Melilla the net generation increased 3.9% to
11.256 GWh.
    The total electricity generated by Endesa's plants under Special Regime in Spain in 2002, was 5,153 GWh against 5,138 GWh in 2001. Endesa's market share in this sector is 15%.
    As for the rest of Europe, total electricity generated was 29,711 GWh in 2002, of which 59% corresponded to the electricity generated by Endesa Italia.
    Endesa's power plants in Latin America generated 42,555 GWh, 3.3% less than in 2001. This decrease is due the macroeconomic situation in Argentina resulting in a lower amount of electricity exports to Brazil since February 2002, gas restrictions and a lack of demand. Generation by our plants in Latin America ex-Argentina increased by 3.9%.
    In Brazil, the companies where Endesa participates, generated 2,704 GWh, a 9.3% rise vs. 2001. In Colombia the generation increased by 5% to 10,699 GWh. In Chile, the increase in electricity production was 3.5% to 16,285 GWh. In Argentina the total generation was 8,600 GWh, a 23.4% drop, and in Peru 4,409 GWh, a decrease of 2.3% against 2001 figures.

              ENDESA'S ELECTRICITY GENERATION IN 2002

                         . (net GWh)


 GWh                                      SPAIN  LATAM EUROPE  TOTAL
----------------------------------------------------------------------
 Net Generation                          89,417 42,697 29,711 161,825
   - Hydro                                7,942 34,545  1,270  43,757
   - Thermal                             40,380  1,069 14,587  56,036
   - Fuel/ Gas                           12,700  7,083 13,854  33,637
   - Nuclear                             28,395                28,395
----------------------------------------------------------------------

    Out of the total net generation in Spain, 45% correspond to conventional thermal generation, especially to coal generation plants, that once more showed their high competitiveness and had an key role in the mainland demand coverage, offsetting the decrease in the hydro generation due to the severe drought in 2002.
    In Latin America, output increased by 1.6% vs. 2001, reaching 34,545 GWh which represents an 80% of the total electricity production of the continent in 2002. It is worth mentioning that most of Endesa's generation in the region comes from hydro plants,
    In Europe, 59% of the electricity generated in 2002 corresponded to Endesa Italia's plants that generated a total amount of 17,551 GWh, of which 79% comes from fuel plants.

For additional information please contact Jacinto Pariente, North
America Investor Relations Office, telephone no. 212/750-7200 http://www.endesa.es

    CONTACT: Endesa, New York
             Jacinto Pariente
             212/750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ENDESA, S.A.

Dated: February 13, 2003                    By: /s/ Jacinto Parinete
                                               -----------------------------
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations


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